Exhibit 99.5

SHANGPHARMA CORPORATION

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)

REPRESENTING ORDINARY SHARES OF

SHANGPHARMA CORPORATION

Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN

	Res. 1	☐	☐	☐	Res. 2	☐	☐	☐

						Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above.			☐

Address Change ☐	Mark box, sign and indicate changes/comments below:
						Sign Below		Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

AGENDA

1.	The resolution as set out in Item 1 of the Notice of Annual General Meeting regarding the adoption and ratification of the 2011 Share Incentive Plan.

2.	The resolution as set out in Item 2 of the Notice of Annual General Meeting regarding the adoption and ratification of the 2010 Share Incentive Plan.

ShangPharma Corporation JPMorgan Chase Bank, N.A., Depositary P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that the Annual General Meeting (the “Meeting”) of ShangPharma Corporation (the “Company”) will be held at 10:00 a.m. (Hong Kong time), on Friday, October 14, 2011 at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong, for the purposes set forth on this card.

If you wish to have the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs in respect of the Resolutions at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from the Resolutions, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., October 11, 2011. Only the registered ADR holders of record at the close of business on September 6, 2011, will be entitled to execute the attached Voting Instruction Card. If no Voting Instruction Card is received by the Depositary before 12:00 p.m., October 11, 2011 or in the manner required, the Depositary shall deem that you have instructed the Depositary to give a discretionary voting proxy to a person designated by the Company to vote unvoted Ordinary Shares.

The signatory, a registered holder of ADRs representing Ordinary Shares of the Company of record on September 6, 2011, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the Ordinary Shares of the Company represented by such ADRs registered in the name of the signatory, on the Resolutions at the Meeting.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card must be returned before 12:00 p.m., October 11,

2011. The proxy materials are available on the Company’s website at http://ir.shangpharma.com

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.